Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209128

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.
SUPPLEMENT NO. 9 DATED FEBRUARY 8, 2018
TO THE PROSPECTUS DATED SEPTEMBER 22, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT III), Inc. dated September 22, 2017, Supplement No. 7 dated January 23, 2018, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 8 dated February 1, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT III), Inc.; and
(2)	updates to our advisor.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $3,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 22, 2016. Of these shares, we are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,250,000,000 in shares of Class A common stock (Class A shares) and $1,250,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $1,000,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of January 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 121,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $1.2 million, consisting of approximately 117,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.2 million ($1.0 million in Class A shares and $155,000 in Class T shares), and approximately 4,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $35,000. As of January 31, 2018, we had accepted investors’ subscriptions for, and issued, a total of approximately 2.2 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $21.0 million ($14.8 million in Class A shares and $6.2 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of January 31, 2018, approximately $3.5 billion in shares of our common stock remained available for sale in the offering. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of January 31, 2018 and, therefore, subscriptions from residents of Pennsylvania will be held in escrow until we have received aggregate subscriptions of at least $125.0 million.
We will offer shares of our common stock pursuant to the offering until September 22, 2018, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by September 22, 2018, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Our Advisor
The following information supersedes and replaces the section of our prospectus captioned “Management — Our Advisor” beginning on page 68 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Our advisor is CCI III Advisors, a Delaware limited liability company that was formed on May 21, 2014, and is owned and controlled by CCO Group, LLC. Whereas CCI III Advisors was formed solely for the purpose of managing our company and had no operating history prior to managing our company, certain employees within the organization of CCO Group, LLC and its subsidiaries, which is owned and/or controlled by CIM Group, LLC (CIM), an entity which indirectly employs approximately 800 persons as of the date of this supplement, are dual employees of CCI III Advisors, and perform the services required to manage our operations in that capacity. These employees include the members of our advisor’s real estate management team. Our advisor has contractual and fiduciary responsibilities to us and our stockholders. Our advisor is wholly-owned indirectly by CIM.
The officers and key personnel of our advisor or certain affiliates are as follows:

Name	Age*	Position(s)
Avraham Shemesh	56	President and treasurer
Richard S. Ressler	59	Vice president
Shaul Kuba	55	Vice president
Nicholas V. Morosoff	52	Vice president
Kelly Eppich	61	Vice president
Charles E. Garner, II	55	Vice president
Terry Wachsner	68	Vice president
Nathan D. DeBacker	37	Vice president
Jordan Dembo	39	Vice president and secretary
David Thompson	54	Vice president and chief financial officer
__________________________
*    As of February 7, 2018.
The backgrounds of Messrs. Ressler and DeBacker are described in the “Management — Executive Officers and Directors” section of the prospectus. Below is a brief description of the other officers and key employees of our advisor.
Avraham Shemesh has served as president and treasurer of CCI III Advisors since February 2018. In addition, Mr. Shemesh serves or will serve in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II	Chief executive officer, president and director	February 2018 - Present
CCPT V	Chief executive officer and president	February 2018 - Present
	Director	Commencing March 2018
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; Cole Income NAV Strategy Advisors	President and treasurer	February 2018 - Present
CCO Group, LLC	President and treasurer	February 2018 - Present
Mr. Shemesh, Co-Founder and a Principal of CIM, has been an active real asset owner and operator for over 26 years. Since co-founding CIM in 1994, Mr. Shemesh has been instrumental in building CIM’s real estate and infrastructure platforms, which own and operate $25.7 billion of assets. As a Principal and Head of CIM’s Investments Group, he is actively involved in the acquisition process and provides guidance on the diverse acquisition ideas across CIM’s platforms. He serves on CIM’s Investment Committee and Asset Management Committee. Additionally, Mr. Shemesh is responsible for the day-to-day operations of CIM, including strategic initiatives, asset management and leasing and partner & co-investor relations and product management. Mr. Shemesh also has served as a director of CIM Commercial Trust Corporation (NASDAQ: CMCT), a real estate investment trust that acquires, owns and operates office investments and is an affiliate of CIM, since March 2014. Prior to CIM, Mr. Shemesh was involved in a number of successful entrepreneurial real estate activities, including co-founding Dekel Development, which developed a variety of commercial and residential properties in Los Angeles.

Shaul Kuba has served as vice president of CCI III Advisors since February 2018. In addition, Mr. Kuba serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Kuba, Co-Founder and a Principal of CIM, has been an active real estate investor for more than 25 years.  Since co-founding CIM in 1994, Mr. Kuba has been an integral part of building CIM’s investment platforms.  As a Principal and Head of CIM’s development group, he is actively involved in the development, redevelopment and repositioning of CIM’s real estate investments. Additionally, Mr. Kuba is instrumental in sourcing new investment transactions and establishing and maintaining relationships with national and regional retailers, hospitality brands and restaurateurs. He serves on CIM’s Investment and Asset Management Committees and provides guidance on the diverse investment ideas across CIM’s platforms.  Prior to CIM, Mr. Kuba was involved in a number of successful entrepreneurial real estate activities including co-founding Dekel Development, which developed a variety of commercial and multifamily properties in Los Angeles.
Nicholas V. Morosoff has served as vice president of CCI III Advisors since February 2018. In addition, Mr. Morosoff serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Morosoff is a Principal, Counsel for CIM.  As a Principal, he serves on CIM’s Investment Committee.  From January 1998 until joining CIM full time in January 2001, Mr. Morosoff was General Counsel of Orchard Capital Corporation and of j2 Global, Inc. and also served as CIM’s part-time General Counsel.  Before joining Orchard Capital Corporation, from August 1994 until December 1997, Mr. Morosoff was an Assistant U.S. Attorney working for the Department of Justice in Los Angeles, specializing in real property seizures and forfeitures.  Prior to that, from October 1989 until August 1994, he was an Associate with Sullivan & Cromwell in New York and Los Angeles. In that capacity he performed research, analysis and negotiations on a variety of real estate transactions including acquisitions and dispositions, tenant leases, sale-leaseback transactions, and securitized real estate financings. Mr. Morosoff received both a B.A. in Economics and a J.D. from Boston University.
Kelly Eppich has served as vice president of CCI III Advisors since February 2018. In addition, Mr. Eppich serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Eppich is a Principal, Investments of CIM.  As a Principal, he serves on CIM’s Investment Committee.  From January 2000 until joining CIM in March 2002, Mr. Eppich served as the Chief Financial Officer of the Decurion Corporation/Pacific Theatres. In that capacity, he was responsible for all areas of finance, accounting, treasury, risk management and information systems development of the firm.  From 1989 to 2000, he was Vice President Finance/Controller and then Vice President of Business Development, Finance and Administration for the International Recreation Enterprises Division of Warner Bros., which was responsible for the acquisition, development and operations of theme parks and multiplex theater real estate projects outside of the United States. Prior to joining Warner Bros., Mr. Eppich served as an Assistant Vice President and Assistant Corporate Controller for Maxicare Health Plans Inc. from 1986 to 1989 and worked for Ernst & Young from 1979 to 1986.  Mr. Eppich received a B.S. in Finance with an emphasis in Accounting from Weber State University.
Charles E. Garner, II has served as vice president of CCI III Advisors since February 2018. In addition, Mr. Garner serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Garner is a Principal, Investments of CIM.  As a Principal, Investments, he is involved in the investment and asset management process across CIM’s platforms, and serves on CIM’s Investment and Asset Management Committees.  Mr. Garner joined CIM in January 2003. He has also been Chief Executive Officer of CMCT since August 2014. Prior to joining CIM, Mr. Garner worked closely with CIM in various capacities since 1996, including originating Federal Realty Investment

Trust’s partnership with CIM and managing that relationship for Federal Realty Investment Trust.  Mr. Garner has been involved in billions of dollars of real estate transactions including the acquisition, joint venture investment, disposition and equity and debt financing of more than 100 properties. He began his career in 1984 as a C.P.A. in the Washington, D.C. office of PricewaterhouseCoopers and has held various transactional positions with The Stout & Teague Companies (1986-1989), Federal Realty (1989-1999) and Walker & Dunlop (2000-2002). Mr. Garner holds a B.S. in Management from Tulane University’s A.B. Freeman School of Business.
Terry Wachsner has served as vice president of CCI III Advisors since February 2018. In addition, Mr. Wachsner serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Wachsner is a Principal, Property Management of CIM.  As a Principal, Mr. Wachsner serves on CIM’s Investment Committee.  Prior to joining CIM in September 2005, Mr. Wachsner was Director of Asset Services for Continental Development Corporation where he was involved in property acquisitions, new revenue generation, real estate tax appeals, leasing, and joint venture representation for company-owned assets. Prior to that, Mr. Wachsner held the position of Executive Managing Director for Kennedy-Wilson Properties, Ltd. where he was responsible for operations and leasing of a 75 million square foot national portfolio of office, retail, industrial, and apartments (10,000 units). From 1980 to 1998, Mr. Wachsner headed up Heitman Properties, Ltd. as President, Property Management responsible for the day-to-day operations of the management division that included at one point 125 million square feet of office and industrial properties plus 25,000 apartment properties. From 1976 to 1980, Mr. Wachsner was Regional Manager at R&B Corporate Housing. Prior to that, from 1975 to 1976, Mr. Wachsner held the position of Real Estate Sales Associate at Mary Mac & Associates. Mr. Wachsner received a B.A. degree in Psychology from University of California, Los Angeles, and a Master of Arts in Architecture and Urban Planning from University of California Los Angeles.
Jordan Dembo has served as vice president and secretary of CCI III Advisors since February 2018. In addition, Mr. Dembo serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; Cole Income NAV Strategy Advisors	Vice president and secretary	February 2018 - Present
Mr. Dembo is General Counsel and 1st Vice President within CIM’s Legal Department and is based in the Los Angeles office.  In this capacity, Mr. Dembo oversees fund formation, assists with corporate governance and compliance oversight, and provides general advice on other legal issues affecting CIM and its investments.  Prior to joining CIM in November 2011, Mr. Dembo was a Senior Associate in the Real Estate Department for four years at the Los Angeles office of Katten Muchin Rosenman.  Prior to that, from 2005 to 2007, Mr. Dembo was an Associate at Cox, Castle & Nicholson, LLP. Mr. Dembo holds a B.B.A. in Real Estate from the University of Wisconsin-Madison and received a J.D. from UCLA, graduating Order of the Coif.  Mr. Dembo was named a rising star by Super Lawyers from 2009-2011.
David Thompson has served as vice president and chief financial officer of CCI III Advisors since February 2018. In addition, Mr. Thompson serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; Cole Income NAV Strategy Advisors	Vice president and chief financial officer	February 2018 - Present
Mr. Thompson is a Principal, Chief Financial Officer of CIM. As a Principal, Mr. Thompson serves on CIM’s Investment Committee. He has also been Chief Financial Officer of CMCT since March 2014. Prior to joining CIM in November 2009, Mr. Thompson spent 15 years with Hilton Hotels Corporation, most recently as Senior Vice President and Controller, where he was responsible for worldwide financial reporting, financial planning and analysis, risk management, internal control and technical accounting compliance.  His tenure at Hilton included both SEC compliance as a public company and reporting as a private equity portfolio company. Mr. Thompson’s experience includes multi-billion dollar real estate acquisitions and dispositions in the hospitality, gaming and timeshare sectors, as well as significant capital markets experience. Mr. Thompson began his career in 1987 as a C.P.A. in the Los Angeles office of Arthur Andersen & Co, where, until 1995, he was a manager in the audit practice. Mr. Thompson received a B.S. in Accounting from the University of Southern California.

In addition to the officers and key personnel listed above, our advisor employs personnel who have extensive experience in selecting, managing and selling commercial properties similar to the properties sought to be acquired by us. As of the date of this supplement, our wholly-owned subsidiary, CRI CCIT III, LLC, is the sole limited partner of our operating partnership.

CCIT3-SUP-9B